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DEPOSITARY RECEIPTS

Depositary Notice Regarding Postal Ballot by Infosys Limited.

Issue:	**Infosys Limited / CUSIP: 456788108 / ISIN: US4567881085**
Country:	**India**
Details:	**Resolutions Sought to be Approved by Postal Ballot**
Meeting Agenda:	**The Company's Postal Ballot Notice dated January 3, 2018 is attached**
Voting Deadline:	**On or *before February 14, 2018* at 10:00AM (New York City time)**
ADS Record Date:	**January 16, 2018**
Ordinary : ADS ratio:	**1 Ordinary Share : 1 ADS**

In accordance with Section 4.08 of the Second Amended and Restated Deposit Agreement (the "Deposit Agreement") dated as of June 28, 2017, among INFOSYS LIMITED (the "Company"), DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the "Depositary"), and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder, Registered Holders of American Depositary Shares ("ADSs"), each representing one equity share of the Company, are hereby notified that the Company is seeking to pass certain resolutions through use of a postal ballot. **A copy of the resolutions that the Company seeks to pass via postal ballot and the Company's description of matters related thereto can be found in the document provided by the Company and enclosed herewith.**

Eligible Registered Holders of Infosys Limited ADSs at the close of business on the above-specified ADS record date ("Eligible Holders") will be entitled, subject to any applicable law, the provisions of or governing the equity shares of the Company and the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of equity shares of the Company represented by their respective ADSs. A voting instruction form is included for such purpose.

Upon the timely receipt of a properly completed postal ballot instruction form on or prior to the Voting Deadline set forth above, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association, the provisions of or governing equity shares of the Company, and the provisions of the Deposit Agreement to vote or cause to be voted (by postal ballot) the amount of equity shares represented by such ADSs in accordance with the instructions set forth in such request.

Eligible Holders are advised that (a) there can be no assurance that Registered Holders or Beneficial Owners generally or any Eligible Holder or beneficial owner of the ADSs held in the name of an Eligible Holder in particular will receive this notice with sufficient time to enable the Eligible Holder to return voting instructions to the Depositary in a timely manner, (b) the Depositary has not reviewed the document included herewith from the Company or the Company's website or any of the items therein or thereon, and is not liable for the contents thereof, and (c) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon.

For more information, contact:
Duewa Brooks
Issuer Services -Depositary Receipts
212 250 9100 phone
732 544 6346 fax